Exhibit (a)(5)(i)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Wendy’s International, Inc. The tender offer (as defined below) is made solely by the Offer to Purchase dated October 18, 2006, and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by J.P. Morgan Securities Inc., the Lead Dealer Manager, and Goldman, Sachs & Co., the Co-Dealer Manager for this tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Wendy’s International, Inc.

of

Up to 22,222,222 Shares of its Common Stock

at

a Purchase Price Not Greater Than $36.00 Nor Less Than $33.00 Per Share

Wendy’s International, Inc., an Ohio corporation (the “Company”), invites holders of its common stock, $0.10 stated value per share (the “Shares”), to tender their Shares at prices specified by such shareholders, not greater than $36.00 nor less than $33.00 per Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, which together, as amended or supplemented from time to time, constitute the tender offer (the “Offer”).

Unless the context requires otherwise, all references to “shares” shall include the associated stock purchase rights issued pursuant to that certain Amended and Restated Rights Agreement dated December 8, 1997 between the Company and American Stock Transfer and Trust Company. All Shares tendered and purchased will include such associated stock purchase rights.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON THURSDAY, NOVEMBER 16, 2006 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.

The Offer is subject to conditions described in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, the Company will determine a single price (the “Purchase Price”), not greater than $36.00 nor less than $33.00 per Share, that it will pay for the Shares validly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest price that will allow it to purchase up to 22,222,222 Shares or, if a lesser number of Shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. The Company will purchase all the Shares validly tendered at prices at or below the Purchase Price prior to the Expiration Date upon the terms and subject to the conditions of the Offer, including proration and conditional tender provisions. If more than 22,222,222 Shares, or such greater number of Shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the Purchase Price, the Company will purchase shares on the following basis:

(a)	first, from all holders of “odd lots” (holders of less than 100 Shares) who properly tender all their Shares at or below the Purchase Price selected by the Company;

(b)	second, on a pro rata basis from all other shareholders who properly tender Shares at or below the Purchase Price selected by the Company, other than shareholders who tender conditionally and whose conditions are not satisfied; and

(c)	third, only if necessary to permit the Company to purchase up to 22,222,222 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law) from holders who have tendered Shares subject to the condition that a specified minimum number of the holder’s Shares be purchased if any of the holder’s Shares are purchased in the Offer (for which the condition was not initially satisfied) at or below the Purchase Price by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares.

All other Shares that have been tendered and not purchased will be returned to shareholders promptly after the Expiration Date. The Company expressly reserves the right to extend the Offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the Offer, as so extended by the Company, shall expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of the tendering shareholder to withdraw such shareholder’s shares.

In the event more than 22,222,222 Shares are tendered pursuant to the Offer, the Company may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Offer. By way of example, the Company may purchase up to an additional 2,362,191 of its outstanding Shares to the extent tendered pursuant to the Offer.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 12:00 midnight, Eastern Standard Time, on Monday, December 18, 2006. To be effective, a written or facsimile transmission notice of withdrawal, together with any required signature guarantees, must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered by an Eligible Institution, must be submitted prior to the release of such Shares.

Any such notice must specify the name of the registered holder, if different from that of the tendering shareholder, and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn.

In the case of Shares tendered pursuant to the procedures for book-entry transfer, any such notice must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to the proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book- Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

The Offer is an element of the Company’s overall plan to enhance shareholder value. In determining to proceed with the Offer, the Company’s management and Board of Directors have reviewed the Company’s alternatives for the use of cash flow generated by the Company’s operations and funds received from Tim Hortons Inc., the Company’s former subsidiary. Such alternatives include, among other things, investments in new and existing restaurants, other capital expenditures, acquisitions, strategic investments, dividends and share repurchases. The Company’s Board of Directors considered, with the assistance of management, the Company’s free cash flow, financial position and dividend policy, and the market price of the Company’s common stock, as well as the Company’s operations, strategy and expectations for the future.

The Company believes the “modified Dutch Auction” tender offer process utilized by the Offer represents an efficient mechanism to provide its shareholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. Shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. The Company believes consummation of the Offer will not impair its competitive ability or business prospects. If the Company is unable to purchase $800 million of Shares pursuant to the Offer, it will consider, in its sole discretion, various other options, including, among other things, additional Share repurchases.

The Company’s Board of Directors has approved this Offer. However, neither the Company nor its Board of Directors, the Dealer Managers, the Information Agent or the Depositary make any recommendation to any shareholder whether to tender or refrain from tendering any or all of their Shares or as to the Purchase Price or prices at which shareholders may choose to tender their Shares. Shareholders must make their own decision whether to tender Shares and, if so, how many Shares to tender and the price or prices at which they will tender the Shares.

The Company’s executive officers and directors have advised the Company that they do not intend to tender any of their Shares in the Offer.

The receipt of cash by shareholders for tendered Shares purchased by the Company in the Offer will generally be treated for U.S. federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or as a dividend. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

The information required to be delivered by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial holders of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the Information Agent at the address and telephone number set out below.

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent, J.P. Morgan Securities Inc., the Lead Dealer Manager, or Goldman, Sachs & Co., the Co-Dealer Manager, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained promptly at the Company’s expense from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Depositary for the Tender Offer is:

59 Maiden Lane

New York, New York 10038

The Information Agent for the Tender Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokerage Firms Call: (212) 440-9800

All Others Call Toll-Free: (866) 277-0928

The Lead Dealer Manager for the Tender Offer is:

J.P. Morgan Securities Inc.

277 Park Avenue

New York, New York 10172

(212) 622-2470 (Call Collect)

(877) 371-5947 (Call Toll Free)

The Co-Dealer Manager for the Tender Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10024

Call: (212) 902-1000

Call Toll Free: (800) 323-5678

October 18, 2006